The Universal Institutional Funds, Inc.

522 Fifth Avenue

New York, New York 10036

January 16, 2013

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attn:	Patrick F. Scott

Re:	The Universal Institutional Funds, Inc.
Securities Act File No. 333-184678
Registration Statement on Form N-14

Dear Mr. Scott:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Universal Institutional Funds, Inc. (the “Fund”), on behalf of Global Tactical Asset Allocation Portfolio, a series of the Fund, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on January 18, 2013.  The Fund hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Mary E. Mullin
Name:	Mary E. Mullin
Title:	Secretary